

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2018

Scott Kriss
Chief Accounting Officer
OFFICE DEPOT INC
6600 North Military Trail
Boca Raton, Florida 33496

> **Re: OFFICE DEPOT INC**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **Form 8-K Filed August 7, 2018**
> **File No. 001-10948**

Dear Mr. Kriss:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: David Bleisch